

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Mr. Zhaohui John Liang
Chief Financial Officer
China Oumei Real Estate Inc.
634 Donna Court
River Vale, NJ 07675

> **Re:** **China Oumei Real Estate Inc. (f/k/a Dragon Acquisition Corp.)**
> **Amendment No. 9 to Registration Statement on**
> **Form S-1**
> **Filed April 15, 2011**
> **File No. 333-166658**

Dear Mr. Liang:

We have reviewed Amendment No. 9 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 of our letter dated April 11, 2011, and the supplemental materials you provided on April 18, 2011. Please note that the material provided does not appear to support all of the quantitative and qualitative business and industry disclosure included in the registration statement. As such, please ensure that you provide support for *all* noted disclosure included in this document. For example only, please note the following:

    a. The information in Tab C does not appear to support your disclosure on pages 33 and 59 that "CAGR from 2003 to 2009 for GFA completed was 22.4%."

   b. In Tabs D and E, the first number in the relevant disclosure has been concealed by the sequence number, so it is not clear that the number supports your disclosure.

   Additionally, we note that you have made further revisions to your disclosure. For example only, we note the revised figures in the last paragraph on page 33. Please provide updated support for your revised disclosure. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Business, page 50

2. We note your response to comment 5 of our letter dated April 11, 2011. We were not able to locate your revisions and therefore reissue our comment. The disclosure on page 58 does not reference 2010 as you have indicated.

Projects in Planning, page 65

3. We note your response to comment 6 of our letter dated April 11, 2011. Please revise your disclosure to address how the duration of the project impacts each project's cost. Please disclose the additional costs that will impact your profit margin and clarify that these amounts are not accounted for in the table. Additionally, please revise your disclosure to identify the sources you use to determine sales prices. Further, please provide a column denoting the costs applicable to each project and clarify which costs are established and which are estimates.

4. We note your response to comment 6 that a basis for your price projection for the Longhai Hotel project is the starting asking price for a comparable hotel. It is not clear how the asking price from another seller is an appropriate basis for your price projections. Please revise to clarify whether you are basing the price projections used in this subsection on actual comparable completed transactions.

Projects Under Construction, page 68

5. We note that you expect the gross profit margin for Weihai International Plaza to increase by 11% upon completion. To the extent the estimated gross profit margin is substantially different from the actual margin as of December 25, 2010, please include a footnote to clarify the basis for the deviation.

Completed Projects, page 69

6. We note that you have provided disclosure regarding your gross profit margin. Considering these projects have been completed, please advise why you have not provided disclosure regarding your net profits.

Exhibits

7.   We note your response to comment 10 of our letter dated April 11, 2011. We note that the legal opinions are no longer relying on the Deheng Law Firm and that you have not filed a legal opinion from this law firm. Please explain the purpose for providing the consent of the Deheng Law Firm. Please refer to Section 7(a) and Rule 436 of the Securities Act. For further guidance, refer to Question 141.02 under the Division's Compliance and Disclosure Interpretations for the Securities Act. If you are relying on the Deheng Law Firm for its legal opinion, please file this opinion as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Louis A. Bevilacqua, Esq. (*via facsimile*)